THREE SHADES FOR EVERYBODY, INC.
                  1150 Silverado, Suite 204, La Jolla, CA 92037
                   Tel: (858) 459-1133 *** Fax: (858) 459-1103


February 11, 2010

Tia Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: Three Shades For Everybody, Inc.
         Form 10-K for year ended June 30, 2009
         Form 10-Q for quarter ended September 30, 2009
         File No. 000-53385

Dear Ms. Jenkins:

In response to your letter dated February 2, 2010, we are filing herewith Amendment No. 1 to our Form 10-K for the fiscal year ended June 30, 2009 and Amendment No. 1 to our Form 10-Q for the fiscal quarter ended September 30, 2009. The paragraph numbers below are keyed to your comment numbers.

     1.   Our auditor's opinion has been revised as requested.

     2. We have retroactively adjusted our Balance Sheet, Statement of Operations, Statement of Changes in Stockholders' Equity, and Footnotes 2 and 3 in the 10-K/A to reflect the 1 for 60 reverse stock split and the computations of Earnings Per Share.

     3. Item 9A, Controls and Procedures, has been revised to include the statement set forth in section 1 to the instructions to paragraphs (a) and (b) of Item 308T of Regulation S-K.

     4. We confirm that we will revise references to accounting standards in the future. Further, we have revised the footnotes containing references to accounting standards in the Form 10-Q/A submitted herewith.

     5. We have retroactively adjusted our Financial Statements and related footnotes in the 10-Q/A to reflect the 1 for 60 reverse stock split and the computations of Earnings Per Share.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters
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Daniel C. Masters
President